PACIFIC SOFTWARE, INC.

9905 Pin Oak Acres Way, Suite 622

Charlotte, NC 28277

August 30, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PACIFIC SOFTWARE, INC.
Offering Statement on Form 1-A
File No. 024-11385

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, PACIFIC SOFTWARE, INC., a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-11385), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2020.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely,

/s/ Michael Finkelstein
Michael Finkelstein Chief Operating Officer